THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

30 June 2011

Allied Gold Mining PLC

("Allied Gold" or the "Company")

COMPLETION OF SCHEMES AND COMMENCEMENT OF DEALINGS ON MAIN MARKET

Allied Gold is pleased to announce that the schemes of arrangement to effect the restructuring of Allied Gold Limited and its subsidiaries (the "Allied Gold Group") and place the Company, which is a company incorporated in England and Wales, as the holding company of the Allied Gold Group, have been implemented and that Allied Gold's ordinary shares have been admitted to the premium listing segment of the Official List of the UK Listing Authority ("Official List") and to trading on the London Stock Exchange plc's main market for listed securities ("Main Market").

Admission of Allied Gold's ordinary shares to the Official List and to trading on the Main Market ("**Admission**") became effective, and unconditional dealings commenced, at 8.00 a.m. London today. Trading in Allied Gold Limited's ordinary shares on AIM was cancelled simultaneously. The ticker symbol for the Company's ordinary shares will be LSE:ALD.

Frank Terranova, CEO, commented: *"The successful completion of the move to the Main Market of the London Stock Exchange marks a significant milestone in the development of Allied Gold as a leading Pacific Rim gold producer."*

Mark Caruso, Chairman, further commented: *"2011 has seen Allied Gold grow significantly, with the reopening and first gold pour at the Gold Ridge Mine and the successful ramp up in production at Simberi. We would like to thank our strong shareholder base for their support during this time and we look forward to the next stage in our development as we continue to grow our production of profitable ounces of gold."*

At Admission, the Company had 199,756,259 ordinary shares of 10 pence each in issue and admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company. The Company does not hold any ordinary shares in treasury. This figure may be used by shareholders and others with notification obligations as their denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Allied Gold Mining PLC under the FSA's Disclosure and Transparency Rules.

For further information please contact:

Allied Gold Limited

Australia – Simon Jemison – Investor and Media +61-418-853-922

Canada – Rebecca Greco – Investor Relations +1 416-839-8610

London – David Simonson – C/. MerlinPR + 44(0) 20 7726 8400

RBC Capital Markets (Allied Gold's sponsor)
+44 (0) 207 653 4000

Stephen Foss
Matthew Coakes
Daniel Conti